UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

Teléfonos de México, S.A.B. de C.V.

(Name of Subject Company)

Teléfonos de México, S.A.B. de C.V.

(Names of Persons Filing Statement)

Series L Shares, without par value,

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares

Series A Shares, without par value,

American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares

(Title of Class of Securities)

N/A (Series L Shares)

879403780 for L Share ADSs

N/A (Series A Shares)

879403400 for A Share ADSs

(CUSIP Number of Class Securities)

Rafael Robles Miaja

Bufete Robles Miaja, S.C.

Bosque de Alisos 47 A – PB A2 -01

Colonia Bosques de las Lomas

México, D.F. 05120, México (5255) 1105-1301

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates is Teléfonos de México, S.A.B. de C.V. (“Telmex” or the “Company”), a sociedad anónima bursátil de capital variable organized under the laws of Mexico, with its principal executive offices at Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México. The telephone number of Telmex at this location is 52 (55) 5222-1774.

The title of the classes of equity securities to which this Schedule 14D-9 relates is the Company’s Series A Shares, without par value (the “Telmex Series A Shares”), including Telmex Series A Shares represented by American Depositary Shares (the “Telmex A Share ADSs”) and the Company’s Series L Shares, without par value (the “Telmex Series L Shares” and, together with the Telmex Series A Shares, the “Telmex Shares”), including Telmex Series L Shares represented by American Depositary Shares (the “Telmex L Share ADSs” and, together with the Telmex A Share ADSs, the “Telmex ADSs”). Each Telmex A Share ADS represents 20 Telmex Series A Shares, with the Telmex A Share ADSs in turn evidenced by American Depositary Receipts. Each Telmex L Share ADS represents 20 Telmex Series L Shares, with the Telmex L Share ADSs in turn evidenced by American Depositary Receipts. The Telmex Series A Shares, Telmex A Share ADSs, Telmex Series L Shares and Telmex L Share ADSs are hereby collectively referred to as the “Telmex Securities.” As of September 30, 2011, there were 373,520,432 Telmex Series A Shares outstanding, of which 84,609,460 were held in the form of ADSs, and 9,816,383,486 of Telmex Series L Shares outstanding, of which 4,206,070,920 were held in the form of ADSs.

Item 2.	Identity and Background of Filing Person

The name, business address and telephone number of Telmex, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

This Schedule 14D-9 relates to a tender offer in the United States (the “U.S. Offer”) made by América Móvil, S.A.B. de C.V., a Mexican sociedad anónima bursátil de capital variable (“América Móvil” or the “Purchaser”) to purchase Telmex Securities for cash.

On October 11, 2011, the Purchaser filed a Tender Offer Statement on a combined Schedule 13e-3 and Schedule TO (the “Tender Offer Statement”) with the United States Securities and Exchange Commission (the “Commission”) with respect to the U.S. Offer. The Tender Offer Statement was executed by the Purchaser, as Offeror. The information set forth in this Item 2 is based solely on information contained in the Tender Offer Statement and does not intend to be a complete summary of the information contained therein. Shareholders are urged to read the Tender Offer Statement in its entirety.

Pursuant to the U.S. Offer, the Purchaser has offered to purchase the Telmex Shares at a price of Ps. 10.50 per Telmex Share and the Telmex ADSs at a price of Ps. 210.00 per Telmex ADS. The U.S. Offer is open to all holders of Telmex Shares resident in the United States, including holders who are U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act) and to all holders of Telmex ADSs irrespective of residency. The purchase price for the Telmex Securities tendered in the U.S. Offer will be paid in U.S. dollars.

Holders of Telmex Shares who wish to receive Mexican pesos must tender their Telmex Shares into the offer for Telmex Shares being conducted by América Móvil concurrently in Mexico pursuant to a Mexican offering document (the “Mexican Offer” and together with the U.S. Offer, the “Offer”). Holders of Telmex ADSs who wish to receive Mexican pesos must surrender their Telmex ADSs to J.P. Morgan Chase Bank N.A., the depositary for the Telmex ADSs (the “Telmex Depositary”), take delivery of the underlying Telmex Shares and tender those Telmex Shares into the Mexican Offer. The Telmex Depositary has agreed not to charge holders any cancellation fees to cancel their Telmex ADSs during the Mexican Offer.

As of September 30, 2011, América Móvil owned, indirectly through its subsidiaries Carso Global Telecom, S.A.B. de C.V. (“CGT”) and Empresas y Controles en Comunicaciones, S.A. de C.V. (“Empresas y Controles”),

91,994,660 Telmex Series A Shares, equal to 24.6% of the outstanding Telmex Series A Shares and 4,718,505,340 million Telmex Series L Shares (including 1,923,429,320 Telmex Series L Shares represented by 96,171,466 million Telmex L Share ADSs), equal to 48.1% of the outstanding Telmex Series L Shares.

The principal offices of América Móvil are located at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México. Their telephone number at this location is 52 (55) 2581-4449.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Item 3, on the date of the filing of this Schedule 14D-9, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between Telmex or its affiliates, on the one hand, and América Móvil, its affiliates or América Móvil’s executive officers or directors, on the other.

In June 2010, América Móvil indirectly acquired a majority interest in us through an offer to acquire the outstanding shares of our majority shareholder CGT. América Móvil has the effective power to designate a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of the Telmex Series L Shares. América Móvil may be deemed to be controlled by Carlos Slim Helú and his sons and daughters (together, the “Slim Family”), who own a majority of the common stock of América Móvil. According to beneficial ownership reports filed with the SEC, América Móvil may be deemed to be under common control with us. Each of América Móvil’s subsidiary CGT and AT&T International, Inc. (“AT&T International”) has agreed to vote for the Telmex directors and alternate directors named by the other in accordance with their respective share ownership.

Directors and Executive Officers

Telmex’s board of directors (the “Board”) consists of 20 regular members: Carlos Slim Domit, Antonio Cosío Ariño, Antonio del Valle Ruiz, Laura Diez Barroso de Laviada, Amparo Espinosa Rugarcía, Elmer Franco Macías, Daniel Hajj Aboumrad, Roberto Kriete Ávila, José Kuri Harfush, Ángel Losada Moreno, Francisco Medina Chávez, Juan Antonio Pérez Simón, Marco Antonio Slim Domit, Patrick Slim Domit, Héctor Slim Seade, Fernando Solana Morales, Michael J. Viola, Michael Bowling, Rafael Moisés Kalach Mizrahi and Ricardo Martín Bringas.

Of the members of the Board, Carlos Slim Domit, Patrick Slim Domit, Daniel Hajj Aboumrad and Michael J. Viola are also members of the board of directors of América Móvil. Our Board member Laura Diez Barroso de Laviada is a member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V. (“Grupo Financiero Inbursa”), which may be deemed to be controlled by the Slim Family. Our Board members Carlos Slim Domit, Patrick Slim Domit and Marco Antonio Slim Domit are members of the Slim Family.

As of August 9, 2011, members of the Slim Family directly owned an aggregate of 88,000, or 0.02%, of the total outstanding Telmex Series A Shares and 301,102,524, or 3.07%, of the total outstanding Telmex Series L Shares.

As a result of the securities ownership, employment relationships and business and family affiliations described in the preceding paragraphs, certain of Telmex’s directors and executive officers may be deemed to have a direct interest in the Offer.

Transactions with Related Parties

We engage in transactions with entities that, like us, may be deemed to be controlled, directly or indirectly, by the Slim Family. These entities include (a) América Móvil and its subsidiaries, (b) Grupo Carso, S.A.B. de C.V. (“Grupo Carso”) and its subsidiaries and (c) Grupo Financiero Inbursa and its subsidiaries. We own a 45%

interest in Grupo Telvista, S.A. de C.V. together with América Móvil (45%) and Grupo Carso (10%). We also engage in transactions with AT&T Inc. and its subsidiaries.

We have, and expect to continue to have, extensive operational relationships with América Móvil and its subsidiaries. These include interconnection between our respective networks, América Móvil’s use of our private circuits, our provision of long-distance service to América Móvil customers, use of facilities for the co-location of equipment on premises we own, and use by each of the services provided by the other. In particular, América Móvil’s subsidiary Telmex Internacional completes international traffic in Brazil, Colombia, Argentina, Chile, Peru and Ecuador from us, and we complete international traffic from Telmex Internacional in Mexico. Telmex Internacional also publishes our white pages telephone directories, while we provide Telmex Internacional access to our customer database for use in its yellow pages directories and handle billing and collection of payments from customers advertising in its yellow pages directories. These operational relationships are subject to a variety of agreements, and many of them are also subject to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In addition, we distribute América Móvil’s handsets and prepaid cards in our stores. The terms of the arrangements between us and América Móvil are generally similar to those on which each company does business with other, unaffiliated parties.

Prior to América Móvil’s acquisition of a majority interest in us in June 2010, through its acquisition of CGT, we paid fees to CGT and to AT&T Mexico, Inc. (“AT&T Mexico”) for consulting and management services, pursuant to agreements with each party negotiated by a special committee of our directors unaffiliated with any of the parties. We paid an aggregate amount of U.S.$12.5 million in 2010 and U.S.$22.5 million in 2009. The agreement with CGT was renewed for 2010 on substantially similar terms to the prior agreement and with an agreed upon fee of U.S.$22.5 million of which U.S.$11.3 million was paid through its termination. Effective as of July 2010 and December 2010, respectively, we terminated these agreements with CGT and AT&T Mexico.

We have a loan in the amount of U.S.$500 million from América Móvil, which is scheduled to mature in October 2011.

In February 2011, América Móvil made an offer to acquire from our eligible bondholders our 5.5% senior notes due 2015 and 5.5% senior notes due 2019 in exchange for new debt securities of América Móvil. As a result, in March 2011, América Móvil acquired U.S.$243.6 million of senior notes due 2015 and U.S.$122.6 million of senior notes due 2019. We purchased all the notes that América Móvil acquired in the exchange offer for an aggregate price of U.S.$394 million, which represents a premium of U.S.$27.8 million over par, and extinguished those senior notes. The price we paid was based on the market value of the América Móvil notes issued in the exchange offer.

Item 4.	The Solicitation or Recommendation

On August 1, 2011, América Móvil issued a press release announcing its intention to make the Offer. That same day, América Móvil also delivered a letter to the Board requesting its authorization for América Móvil’s commencement of the Offer, pursuant to Article Twelve of Telmex’s bylaws. Article Twelve of our bylaws requires that any person wishing to make an offer for the acquisition of 10% or more of the issued and outstanding shares of Telmex first obtain the authorization of the Board. On August 8, 2011, the Board met and voted to authorize América Móvil to make the Offer. Those directors who are also directors of América Móvil or members of the Slim Family, and who were present at the meeting, did not participate in the Board’s deliberations.

Under Mexican law relating to tender offers for publicly-listed shares, the board of directors of a company whose shares are the subject of a tender offer is required to formulate an opinion with respect to the offer price, with the assistance of its corporate practices committee, and to communicate its opinion to the company’s shareholders within ten days of the commencement of the tender offer. Mexican law does not require the board of directors to make any recommendation to shareholders whether or not to accept any tender offer and permits the board of directors to remain neutral with respect to that decision.

At the August 8, 2011 meeting, in order to assist the Board in formulating the opinion required by Mexican law, the Board also authorized the officers of Telmex to engage a financial services firm to provide an opinion to the Board as to the fairness of the Offer price, and Telmex subsequently retained Morgan Stanley & Co. LLC (“Morgan Stanley”) for that purpose.

At a meeting on September 14, 2011, the Board made a determination to inform Telmex shareholders that in the Board’s opinion, the Offer price is supported from the financial point of view and, therefore, is fair to the shareholders of Telmex. In making this determination the Board took into account, among other factors (i) the views of its Corporate Practices Committee (which consists of Juan Antonio Pérez Simón, Jaime Alverde Goya and Antonio Cosío Pando) and (ii) the written financial opinion dated as of September 14, 2011 rendered at such meeting by Morgan Stanley to the Board that as of that date and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in the opinion, the consideration to be received in the Offer by holders of the Telmex Securities (other than América Móvil, AT&T Inc. and their respective affiliates) as described in the AMX Market Communication, the TMX Market Communication and the Draft Mexican Tender Offer Document (each as defined in Item 8 below), was fair, from a financial point of view, to such holders. Those directors who are also directors of América Móvil, or members of the Slim Family, and who were present at the meeting, did not participate in the Board’s deliberations. On September 14, 2011, in accordance with the requirement of Mexican law, Telmex made a public announcement of the Board’s opinion.

The full text of Morgan Stanley’s financial opinion, dated September 14, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Morgan Stanley in connection with its opinion, is attached hereto as Exhibit(a)(iv). Morgan Stanley’s financial opinion is addressed solely to the Board and addresses only the fairness, as of the date of the opinion and from a financial point of view, of the consideration to be received pursuant to the Offer by the holders of Telmex Securities (other than América Móvil, AT&T Inc. and their respective affiliates) as described in the AMX Market Communication, the TMX Market Communication and the Draft Mexican Tender Offer Document. Morgan Stanley’s opinion to the Board was one of many factors it took into consideration in reaching its conclusions with respect to the Offer as described above. Consequently, Morgan Stanley’s financial opinion should not be viewed as determinative of the opinion of the Board with respect to the Offer or of whether the Board would have been willing to agree to a different offer consideration. Morgan Stanley’s financial opinion does not constitute a recommendation to any holder of the Telmex Securities to participate in the Offer.

The Board’s favorable opinion regarding the Offer price is not a recommendation by the Board to any Telmex shareholders to accept the Offer. Consistent with applicable Mexican law, the Board is not making any recommendation to shareholders whether to accept or reject the Offer and is remaining neutral with respect to the Offer. The directors consider that the Offer provides a good opportunity for holders of Telmex Securities who wish to dispose of their Telmex Securities to obtain a fair price, but the decision whether or not to accept the Offer should be made by individual shareholders in light of their particular investment objectives.

Intent to Tender

In its September 14, 2011 public announcement, Telmex also announced that all of the members of the Board who are also shareholders of Telmex, as well as the chief executive officer of Telmex, had indicated their intention to accept the Offer on the terms announced by América Móvil assuming that economic and market conditions remain stable. To the best knowledge of Telmex, all of its directors and executive officers who own Telmex Securities currently intend to accept the Offer with respect to all such Securities.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Neither Telmex nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to holders of Telmex Securities on Telmex’s behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

To the best knowledge of Telmex, neither Telmex nor any of its subsidiaries, affiliates, directors or executive officers has engaged in any transactions involving the Telmex Securities during the period of 60 days prior to the date hereof, except for (a) the disposition by one of our directors of 22,141,551 Telmex Series L Shares on the Bolsa Mexicana de Valores, S.A.B. de C.V. (the “Mexican Stock Exchange”) on August 2, 2011 and August 3, 2011 for prices ranging from Ps. 10.46 to Ps. 10.51 per share and (b) the disposition by one of our alternate directors of 22,300 Telmex Series L Shares on the Mexican Stock Exchange on August 5, 2011 for Ps. 10.59 per share.

Item 7.	Purposes of the Transaction and Plans or Proposals

Telmex is not undertaking or engaged in any negotiations in response to the Offer which relate to (i) a tender offer or other acquisition of Telmex Securities by Telmex, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Telmex or its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of Telmex or its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Telmex.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Opinion of Morgan Stanley

The Company retained Morgan Stanley to provide a financial opinion in connection with the Offer. The Company selected Morgan Stanley to act in this capacity based on Morgan Stanley’s qualifications, expertise and reputation. At the meeting of the Board on September 14, 2011, Morgan Stanley rendered to the Board its written opinion, dated as of September 14, 2011, that as of such date, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of the Telmex Securities (other than América Móvil, AT&T Inc. or any of their respective affiliates) pursuant to the Offer, as described in the AMX Market Communication, the TMX Market Communication and the Draft Mexican Tender Offer Document (each as defined below), was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of September 14, 2011, is attached hereto as Exhibit(a)(iv). The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Board and addresses only the fairness, as of the date of the opinion and from a financial point of view, to the holders of Telmex Securities (other than América Móvil, AT&T Inc. or any of their respective affiliates) of the consideration to be received by such holders pursuant to the Offer as described in the AMX Market Communication, the TMX Market Communication and the Draft Mexican Tender Offer Document. It does not address any other aspect of the Offer and expresses no opinion or recommendation as to whether any holder of Telmex Securities should participate in the Offer. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

1.	Reviewed certain publicly available financial statements and other business and financial information of the Company and América Móvil, respectively;

2.	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

3.	Reviewed certain publicly available research analysts’ financial forecasts relating to the Company as adjusted and extrapolated per the guidance of the management of the Company (the “Publicly Available Adjusted Projections”);

4.	Discussed certain items of the Company’s 2011 budget (the “2011 Budget Items”), with senior executives of the Company;

5.	Reviewed public information regarding the telecommunications regulatory environment in Mexico and discussed the current environment and potential regulatory changes which could affect the Company with senior executives of the Company;

6.	Reviewed the reported prices and trading activity for the Telmex Series L Shares, Telmex Series A Shares, Telmex L Share ADSs and Telmex A Share ADSs;

7.	Compared the financial performance of the Company and the prices and trading activity of the Telmex Series L Shares with that of certain other publicly-traded companies and their securities that Morgan Stanley deemed relevant;

8.	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9.	Participated in discussions with representatives of the Company and its legal advisors;

10.	Reviewed América Móvil’s market communication dated August 1, 2011 announcing that its board of directors had approved the Offer (the “AMX Market Communication”), the Company’s market communication dated August 8, 2011 announcing that the Board, in accordance with the Company’s by-laws, had authorized América Móvil to commence the Offer (the “TMX Market Communication”) and the draft Mexican tender offer circular dated August 30, 2011 (the “Draft Mexican Tender Offer Document”); and

11.	Performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for its opinion. With respect to the 2011 Budget Items, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best estimates available at the time of preparation of the budget and judgments of the management of the Company of the financial performance of the Company. Morgan Stanley was not provided with, and did not have access to, financial projections relating to Telmex prepared by the management of Telmex. For purposes of its financial analyses that require financial projections for the Company, including its discounted cash flow analysis, Morgan Stanley relied, at the direction of the Company, upon the Publicly Available Adjusted Projections, and was advised by the Company and assumed with the consent of the Company that such Publicly Available Adjusted Projections were consistent with the best currently available estimates and judgments of the management of the Company with respect to the future financial performance of the Company. Morgan Stanley expressed no view or opinion as to the Publicly Available Adjusted Projections or the assumptions on which they were based. Morgan Stanley assumed for the purposes of its opinion that there will be no changes to the regulatory environment under which the Company operated as of September 14, 2011, and that the Company will not in the future receive permits and approvals to provide services that it was not permitted to provide as of September 14, 2011.

For the purposes of its opinion Morgan Stanley assumed that the Telmex Series A Shares, the Telmex AA Shares and Telmex Series L Shares that are subject to the Offer are of equivalent value. In addition, Morgan Stanley assumed that the Offer will be consummated in accordance with the terms set forth in the AMX Market Communication, the TMX Market Communication and the Draft Mexican Tender Offer Document without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the Company or the Offer.

Morgan Stanley was retained to provide only a financial opinion letter in connection with the Offer. As a result, Morgan Stanley has not been involved in structuring, planning or negotiating the Offer or the Offer price. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company. Morgan Stanley did not negotiate with América Móvil with respect to the possible acquisition of the outstanding Telmex Securities not already owned by América Móvil or the Company’s constituent businesses. Morgan Stanley’s opinion did not address the underlying business decision of the Company to authorize América Móvil to commence the Offer or the relative merits of the Offer as compared to any other strategic alternatives or whether such alternatives were available.

Morgan Stanley noted that the consideration to be received by the holders of Telmex Securities pursuant to the Offer would be in Mexican pesos. Morgan Stanley did not express any view or opinion on the amount that would be received by a holder of Telmex ADSs in U.S. dollars. Morgan Stanley’s opinion was with respect to the Offer price only. Morgan Stanley expressed no view or opinion on any other term or aspect of the Offer. Morgan Stanley also expressed no opinion as to the relative fairness of any portion of the consideration to holders of any series of common or preferred stock of the Company.

Morgan Stanley relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Telmex Securities in the Offer. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of September 14, 2011. Events occurring after September 14, 2011, may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with the preparation of its written opinion letter dated September 14, 2011. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley compared certain financial information of the Company with equivalent publicly available research analysts’ estimates for companies that share similar business characteristics. Morgan Stanley’s universe of comparable companies was determined by the inclusion of incumbent wireline telecommunications companies which derive a majority of their revenues from the provision of wireline telecommunications services, and have over two million wired access lines in service (the “Peer Companies”). The Peer Companies included the following:

•	In the United States: CenturyLink, Inc., Frontier Communications Corp. and Windstream Corp.

•	In Latin America: Tele Norte Leste Participaçoes S.A. and Telecomunicações de São Paulo S.A.

For purposes of this analysis, Morgan Stanley analyzed the following financial metrics for each of the Peer Companies (in each case, based on the median of selected publicly available research analysts’ estimates):

•	the ratio of Aggregate Value to estimated EBITDA for the calendar year 2011 (the “2011 EBITDA Multiple”); and

•	the ratio of Equity Value to estimated Levered Free Cash Flow for the calendar year 2011 (the “2011 LFCF Multiple”).

For purposes of this analysis, Morgan Stanley defined “Aggregate Value” as market capitalization plus total debt (including minority interests) less cash and cash equivalents, “EBITDA” as operating income plus depreciation and amortization, “Equity Value” or market capitalization as the market price per share times the fully diluted shares outstanding and “Levered Free Cash Flow” as EBITDA minus cash interest expense, cash taxes and capital expenditures.

Based on the analysis of the relevant metrics for each of the Peer Companies, Morgan Stanley selected representative ranges of the 2011 EBITDA Multiples and the 2011 LFCF Multiples for such Peer Companies as set forth below and applied these ranges of multiples to the relevant Company financial statistic based on the Publicly Available Adjusted Projections. Based on the Company’s outstanding shares on a fully diluted basis as of September 12, 2011 and using the Company’s net debt (short term debt plus long term debt reduced by cash and cash equivalents adjusted to reflect a cash deduction after payment of the declared dividend that was paid on September 22, 2011) as of June 30, 2011, Morgan Stanley calculated the estimated implied value per Telmex Share as of September 12, 2011 as follows:

Financial Statistic	Peer Company Multiple	Implied Value Per Telmex
	Range	Share (1)
2011 EBITDA Multiple	4.8x - 5.9x	7.84 - 10.48

2011 LFCF Multiple	8.0x - 10.2x	9.08 - 11.57

(1)	Mexican pesos per Telmex Share.

Morgan Stanley noted that the consideration to be received by holders of Telmex Shares pursuant to the Offer is $10.50 Mexican pesos per Telmex Share.

No Peer Company utilized in the public trading comparables analysis is identical to the Company. In evaluating Peer Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, the impact of technological developments on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Analysis of Precedent Transactions

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the Offer. In connection with its analysis, Morgan Stanley compared publicly available statistics for selected transactions in the telecommunications sector occurring between September 2003 and September 12, 2011, that involved companies engaged primarily in the wireline telecommunications business. The following is a list of the transactions reviewed:

Selected Transactions (Announcement Date: Target / Acquiror)

•	September, 2003: Compañía de Telecomunicaciones de El Salvador, S.A. / América Móvil, S.A.B. de C.V.

•	May, 2004: Verizon Hawaii, Inc. / The Carlyle Group, L.P.

•	April, 2005: Cesky Telecom, A.S. / Telefónica, S.A.

•	November, 2005: TDC A/S / Nordic Telephone Company ApS

•	December, 2005: Valor Communications Group, Inc. / Windstream Corp.

•	April, 2006: Telecomunicaciones de Puerto Rico, Inc. / América Móvil, S.A.B. de C.V.

•	April, 2006: Compañía Dominicana de Teléfonos, C.A. / América Móvil, S.A.B. de C.V.

•	April, 2006: Colombia Telecomunicaciones S.A. ESP / Telefónica, S.A.

•	September, 2006: Commonwealth Telephone Enterprises, Inc. / Frontier Communications Corp.

•	December, 2006: Madison River Communications Corp. / CenturyTel, Inc.

•	February, 2007: Verizon Communications, Inc. (Spin-off) / FairPoint Communications, Inc.

•	May, 2007: CT Communications, Inc. / Windstream Corp.

•	July, 2007: North Pittsburgh Systems, Inc. / Consolidated Communications Holdings, Inc.

•	March, 2008: Hellenic Telecommunications Organization S.A. / Deutsche Telekom AG

•	April, 2008: Brasil Telecom S.A. / Telemar Participaçoes S.A.

•	October, 2008: Embarq Corp. / CenturyTel, Inc.

•	May, 2009: New Communications Holdings Inc. (1) / Frontier Communications Corp.

•	May, 2009: D&E Communications, Inc. / Windstream Corp.

•	November, 2009: Iowa Telecommunications Services, Inc. / Windstream Corp.

•	April, 2010: Qwest Communications International, Inc. / CenturyLink, Inc.

(1)	Spin-off of certain local exchanges from Verizon Communications, Inc.

Morgan Stanley considered the relevant metrics for each transaction listed above, including the precedent transactions in the following two categories:

1)	The Latin America Precedent Transactions: Acquisitions of telecommunications companies in Latin America, which were engaged principally in the wireline telecommunications business and were purely or predominantly the “incumbent” telephone company. In this category, Morgan Stanley considered the following five transactions in five different countries in Latin America since 2003:

Target Company	Acquiror	Acquisition EBITDA Multiple
Compañía de Telecomunicaciones de El Salvador, S.A.	América Móvil, S.A.B. de C.V.	4.9x

Telecomunicaciones de Puerto Rico, Inc.	América Móvil, S.A.B. de C.V.	5.3x

Compañía Dominicana de Teléfonos, C.A.	América Móvil, S.A.B. de C.V.	4.5x

Colombia Telecomunicaciones S.A. ESP	Telefónica, S.A.	5.3x

Brasil Telecom S.A.	Telemar Participaçoes S.A.	5.2x

Source: company filings and press releases

Based on the analysis of the relevant metrics for each Latin America Precedent Transaction, Morgan Stanley calculated the ratio of Aggregate Value to last twelve month’s EBITDA (the “Acquisition EBITDA Multiple”) for each of the target companies as set forth above.

2)	The North America Precedent Transactions: Acquisitions of telecommunications companies in North America which were engaged principally in the wireline telecommunications business as the “incumbent” telephone company and with characteristics similar to those of the Company, including size, broad geographic scope, and a mix of rural and urban exchanges. Morgan Stanley considered three transactions in this category in the United States since 2003:

Target Company	Acquiror	Acquisition EBITDA Multiple
Embarq Corp.	CenturyTel, Inc.	4.8x

New Communications Holdings Inc. (1)	Frontier Communications Corp.	4.5x

Qwest Communications International, Inc.	CenturyLink, Inc.	5.1x

(1)	Spin-off of certain local exchanges from Verizon Communications, Inc.

Source: company filings and press releases

Based on the analysis of the relevant metrics for each North America Precedent Transaction, Morgan Stanley calculated the Acquisition EBITDA Multiple for each of the target companies as set forth above.

Based on the analysis of the Latin America Precedent Transactions and North America Precedent Transactions, Morgan Stanley used the representative range of the Acquisition EBITDA Multiples for such transactions as set forth below and applied these ranges to the relevant Company financial statistic being the EBITDA for the last twelve months ended June 30, 2011. Based on the Company’s outstanding shares on a fully diluted basis as of September 12, 2011, and using the Company’s net debt (short term debt plus long term debt reduced by cash and cash equivalents adjusted to reflect cash deduction after payment of declared dividend that was paid on September 22, 2011) as of June 30, 2011, Morgan Stanley calculated the estimated implied value per Telmex Share as of September 12, 2011 as follows:

Financial Statistic	Representative Range	Implied Value Per Telmex Share (1)
Acquisition EBITDA Multiple for Latin America Precedent Transactions	4.5x - 5.3x	7.39 - 9.36

Acquisition EBITDA Multiple for North America Precedent Transactions	4.5x - 5.1x	7.39 - 8.86

(1)	Mexican pesos per Telmex Share.

Morgan Stanley noted that the consideration to be received by holders of Telmex Shares pursuant to the Offer is $10.50 Mexican pesos per Telmex Share. Morgan Stanley further noted that while the aforementioned precedent transactions involved a change of control of the acquired companies, the Offer does not involve a change of control of the Company.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using precedent transaction data.

Morgan Stanley also analyzed premiums paid globally since 2001 for acquisitions by controlling shareholders of publicly held minority stakes in companies across a wide range of industries, with an aggregate value greater than US$1Bn, and with a pre-transaction ownership of the target by the acquirer of 50%-95% (the “Non-Change of Control Precedent Transactions”). The analysis reflected the following:

•	Median premium of 9.1% implied by the offer price in such transactions relative to the share price of the target one day prior to announcement

•	Median premium of 13.6% implied by the offer price in such transactions relative to the share price of the target four weeks prior to announcement

Based on the analysis of the Non-Change of Control Precedent Transactions, Morgan Stanley used the median premiums implied by the offer price in such transactions relative to the share prices of the target one day prior to announcement and four weeks prior to announcement, respectively, and applied these values to the closing Telmex Series “L” Share prices on July 29, 2011 (one day prior to the AMX Market Communication) and July 1, 2011 (four weeks prior to the AMX Market Communication), respectively, as follows:

	Median Premium % Relative to Price	Implied Value Per Telmex Share (1)
Premium to July 29,2011 Closing Share Price	9.1%	10.35

Premium to July 1, 2011 Closing Share Price	13.6%	10.91

(1)	Mexican pesos per Telmex Share.

Morgan Stanley noted that the consideration to be received by holders of Telmex Shares pursuant to the Offer is $10.50 Mexican pesos per Telmex Share. Morgan Stanley further noted that relative to the closing Telmex Series L Share prices on July 29, 2011 (one day prior to the AMX Market Communication) and July 1, 2011 (four weeks prior to the AMX Market Communication) of $9.49 Mexican pesos and $9.60 Mexican pesos, respectively, the Offer price of $10.50 Mexican pesos represents a premium of 10.6% and 9.4%, respectively.

Discounted Cash Flow Analysis

Morgan Stanley calculated a range of implied equity values per Telmex Share based on a discounted cash flow analysis. A discounted cash flow analysis is designed to provide an indication of the present value of a company’s future cash flows. Morgan Stanley utilized the Publicly Available Adjusted Projections in its discounted cash flow analysis. Morgan Stanley calculated the net present value of estimated free cash flows in U.S. dollars for the Company for October 2011 through December 2016 and calculated terminal values at calendar year-end 2016 based on an estimated 2016 EBITDA multiple range of 5.0x – 6.0x. These cash flows were discounted to present values in U.S. dollars as of September 30, 2011 at a range of discount rates equivalent to Morgan Stanley’s estimation of Telmex’s weighted average cost of capital, ranging from 6.5% to 8.5%. The following table summarizes Morgan Stanley’s analysis:

Implied Present Value Per Telmex Share (1)
Discounted Cash Flow Analysis applied to Publicly Available Adjusted Projections	8.32 - 10.78

(1)	Mexican pesos per Telmex Share.

Morgan Stanley noted that the consideration to be received by holders of Telmex Shares pursuant to the Offer is $10.50 Mexican pesos per Telmex Share.

Equity Research Analysts’ Future Price Targets

Morgan Stanley reviewed the most recently published future public market trading price targets for Telmex Shares and Telmex ADSs prepared and published by equity research analysts prior to the AMX Market Communication. These targets, which are typically for a date one year in the future, reflected each analysts’

estimate of the future public market trading price of the Telmex Series L Shares and/or Telmex L Share ADSs and are not discounted to reflect present values. Based on a total of 15 analysts’ price targets, the range of analyst price targets discounted at 8.4% to reflect the Company’s cost of equity in U.S. dollars between September 30, 2011 and the respective target dates was $9.37 to $10.49 Mexican pesos per Telmex Share, with a median of $9.90 Mexican pesos per Telmex Share, and $10.38 to $20.90 U.S. dollars per Telmex ADS, with a median of $16.07 U.S. dollars per Telmex ADS.

Morgan Stanley noted that the consideration to be received by holders of Telmex Shares pursuant to the Offer is $10.50 Mexican pesos per Telmex Share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Telmex Shares and Telmex ADSs and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

General

In connection with the review of the Offer by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion.

In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Offer price to be received by the holders of Telmex Securities (other than América Móvil, AT&T Inc. or any of their respective affiliates) pursuant to the Offer, as described in the AMX Market Communication, the TMX Market Communication and the Draft Mexican Tender Offer Document, and in connection with the delivery of its opinion, dated September 14, 2011, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which Telmex Shares might actually trade. Morgan Stanley has not been involved in structuring, planning or negotiating the Offer or the Offer price, nor did Morgan Stanley recommend any specific consideration to the Company or the Board or that any specific consideration constituted the only appropriate consideration for the Offer.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in reaching its conclusions with respect to the Offer. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the Offer price, or of whether the Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of América Móvil, the Company, or any other company, or any currency or commodity, that may be involved in the Offer, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Company a financial opinion in connection with the Offer, and the Company has agreed to pay Morgan Stanley a fee for its services. The Company has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses, including fees of outside counsel, incurred in connection with its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement. In the two years prior to its engagement, Morgan Stanley and its affiliates have provided financing services to, and have received compensation from, América Móvil. Morgan Stanley and its affiliates may seek to provide financial advisory and financial services to América Móvil or the Company in the future and would expect to receive fees for the rendering of these services.

The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.

Exhibits

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Item 9.	Exhibits

Documents filed as exhibits to this Schedule 14D-9.

Exhibit No.

(a)(i)	Press Release, dated August 1, 2011 (incorporated by reference from the Form 6-K filed by the Company with the SEC on August 2, 2011).

(a)(ii)	Press Release, dated August 8, 2011 (incorporated by reference from the Form Schedule 14D-9 filed by the Company with the SEC on August 10, 2011).

(a)(iii)	Press Release, dated September 14, 2011 (incorporated by reference from the Schedule 14D-9 filed by the Company with the SEC on September 15, 2011).

(a)(iv)	Financial Opinion of Morgan Stanley & Co. LLC dated as of September 14, 2011.

(a)(v)	September 14, 2011 Presentation to the Board of Directors of Teléfonos de México, S.A.B. de C.V.

(b)(i)	Amended Shareholders Agreement, by and among Carso Global Telecom, S.A.B. de C.V., formerly, Carso Global Telecom, S.A. de C.V., AT&T International, Inc. (“AT&T”), formerly SBC International, Inc., and Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/10456, dated February 28, 2011 (incorporated by reference to the report of beneficial ownership of Telmex’s shares filed by AT&T and its parent, AT&T Inc., filed on Schedule 13D on March 1, 2011).

(b)(ii)	Seventh Amendment dated July 7, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.5 to América Móvil’s annual report on Form 20-F, filed on May 25, 2010).

Exhibit No.

(b)(iii)	Eighth Amendment dated September 23, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.6 to América Móvil’s annual report on Form 20-F, filed on May 25, 2010).

(b)(iv)	Ninth Amendment dated November 18, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.7 to América Móvil’s annual report on Form 20-F, filed on May 25, 2010).

(b)(v)	Tenth Amendment dated August 3, 2010 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.5 to América Móvil’s annual report on Form 20-F, filed on May 13, 2011).

(b)(vi)	Eleventh Amendment dated February 23, 2011 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.5 to América Móvil’s annual report on Form 20-F, filed on May 13, 2011).

(b)(vii)	Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and AT&T Mexico, Inc. (incorporated by reference to Exhibit 4.4. to the annual report on Form 20-F for the year ended December 31, 2003 of Telmex, filed on June 28, 2004).

(b)(viii)	Services Agreement dated January 1, 2010 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation) (incorporated by reference to Exhibit 4.2 to the annual report on Form 20-F for the year ended December 31, 2010 of Telmex, filed on May 11, 2011).

(b)(ix)	Termination Agreement dated July 1, 2010 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation) (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F for the year ended December 31, 2010 of Telmex, filed on May 11, 2011).

(b)(x)	Termination Agreement, effective as of December 31, 2010, between Teléfonos de México, S.A.B. de C.V. and AT&T Mexico, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Carlos Robles Miaja
Name: Carlos Robles Miaja
Title: Chief Financial Officer

Dated: October 11, 2011